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Joey Skinner

Planning and Scheduling Expert at Applied Materials

Morgan, Utah

Message · · ·

 **Applied Materials**

 **Weber State University**

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500+ connections

Specialties: Executive Management Product Management, Software Development, Business Intelligence Software Workforce Scheduling Software, Manufacturing Scheduling, Manufacturing Software, Phone business apps, Game Programming,

Experience

Planning and Scheduling Expert

Applied Materials

Aug 2018 – Present · 7 mos

Adapting and improving advanced planning and scheduling technology which we pioneered for Semiconductor manufacturing into Pharmaceutical manufacturing. Pharma brings its own unique challenges which require enhanced optimization strategies.



Strategic Advisor and Chief Operating Officer

WhiteClouds

Jul 2015 – Present · 3 yrs 8 mos

Ogden, Utah

COO of an amazing company with a bright future. Responsible for all operations of the company. WhiteClouds leads the 3D printing industry with unmatched capabilities. With an in-house team of designers as well as 3D print production professionals, we are increasingly sought after as experts in this area. Given recent equipment acquisitions, we are o... See more

Senior Product Manager

Eide Bailly

Jan 2011 – Jul 2015 · 4 yrs 7 mos

Ogden, Utah

Professional Consulting
Advanced Planning and Scheduling.
Business application development and customization.

Scheduling Specialist

Replicon

Feb 2009 – Jan 2011 · 2 yrs

CTO

MySchedule.Net

2005 – 2008 · 3 yrs

 

Education

Weber State University
B.S., Electronics Engineering
1989 – 1991

Skills & Endorsements

Software Development · 64

Endorsed by **Jarrod Ribble and 1 other** who is highly skilled at this

Endorsed by **14 of Joey's colleagues** at Applied Materials

Product Management · 54

Endorsed by **Jeff Cassis and 2 others** who are highly skilled at this

Endorsed by **11 of Joey's colleagues** at Applied Materials

Enterprise Software · 26

Endorsed by **5 of Joey's colleagues** at Applied Materials

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